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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ROCKWELL DIAMONDS INC.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
77434W103
(CUSIP Number)
December 19, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	77434W103

1	NAMES OF REPORTING PERSONS Pala Investments Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey

	5	SOLE VOTING POWER

NUMBER OF		35,365,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		35,365,000

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	35,365,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	Not applicable
	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 13.72%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	77434W103

1	NAMES OF REPORTING PERSONS Vladimir Iorich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	German

	5	SOLE VOTING POWER

NUMBER OF		35,365,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		35,365,000

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	35,365,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	Not applicable
	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Approximately 13.72%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1(a)	Name of Issuer:
Rockwell Diamonds Inc. (the “Company”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:
Suite 1020
800 West Pender Street
Vancouver, British Columbia, Canada
V6C 2V6

Item 2(a)	Name of Person Filing:
(i)	Pala Investments Holdings Limited (“PIHL”)

(ii)	Vladimir Iorich. Mr. Iorich is the indirect owner of PIHL.

Item 2(b)	Address of Principal Business Office or, if None, Residence
(i)	12 Castle Street, St. Helier Jersey JE2 3RT

(ii)	Dammstrasse 19, Zug Switzerland 6300

Item 2(c)	Citizenship:
(i)	Jersey

(ii)	German

Item 2(d)	Title of Class of Securities:
Common shares, without par value

Item 2(e)	CUSIP Number:
77434W103

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):
Not applicable

Item 4.	Ownership

PIHL
(a)	Amount Beneficially Owned:
35,365,000 common shares
(b)	Percent of Class:
Approximately 13.72%

(c)	Number of shares as to which such person has:
(i)	sole power to vote or direct the vote:
35,365,000 common shares
(ii)	shared power to vote or direct the vote:
None
(iii)	sole power to dispose or to direct the disposition of:
35,365,000 common shares
(iv)	shared power to dispose or to direct the disposition of:
None
VLADIMIR IORICH
(a)	Amount Beneficially Owned:
By virtue of his position as the indirect owner of PIHL, Mr. Iorich may be deemed to beneficially own the 35,365,000 common shares of the Company’s common stock beneficially owned by PIHL.
(b)	Percent of Class:
Approximately 13.72%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or direct the vote:
35,365,000 common shares
(ii)	shared power to vote or direct the vote:
None
(iii)	sole power to dispose or to direct the disposition of:
35,365,000 common shares
(iv)	shared power to dispose or to direct the disposition of:
None

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above where not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2008	PALA INVESTMENTS HOLDINGS LIMITED
	By:	/s/ Susan Garrod
		Name:	Susan Garrod
		Title:	Executive Director

Dated: January 8, 2008	By:	/s/ Valdimir Iorich
		Name:	Vladimir Iorich